UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.            )

EMERGE INTERACTIVE, INC.

(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

29088W 30 1

(CUSIP Number)

Judith A. Ackland, Trustee

The Biegert Family Irrevocable Trust, Dated June 11, 1998

115 S. 14th Street

Geneva, NE 68361

(402) 759-4994

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 16, 2006

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29088W 30 1

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). The Biegert Family Irrevocable Trust, Dated June 11, 1998, Federal ID # 47-6220065
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) N/A
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 723,912 shares of common stock and 333,333 warrants to purchase common stock
8 Shared Voting Power 0
9 Sole Dispositive Power 723,912 shares of common stock and 333,333 warrants to purchase common stock
10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 723,912 shares of common stock and 333,333 warrants to purchase common stock for a total of 1,057,245 beneficially owned
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 18.0%[1] for shares of common stock 8.2%[1] for warrants beneficially owned 26.2%[1] for total shares and warrants beneficially owned
14	Type of Reporting Person (See Instructions) OO

1.	Based on 4,030,579 shares outstanding as of October 18, 2006

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to the Common Stock, $0.01 par value per share, of eMerge Interactive, Inc., a Delaware corporation (the “Company”). The principal offices of the Company are located at 10305 102nd Terrace, Sebastian, FL 32958

Item 2.	Identity and Background.

(a) –(c) This Schedule 13D is being filed by The Biegert Family Irrevocable Trust, Dated June 11, 1998 (the “Trust”), with its principal office at 115 S. 14th Street, Geneva, NE 68361. The trust is an irrevocable grantor trust for the benefit of the grantor’s children.

(d) During the last five years, neither the Trust or any of its Trustees has been convicted in a criminal proceeding.

(e) During the last five years, neither the Trust or any of its Trustees has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f) All trustees of the Trust are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

On July 29, 1998, the Trust was issued 83,333 common shares of the Company valued at $1,000,000, in exchange for the Trust’s interest in a license for certain electrolyte products known as “Nutri-Charge.” The Trust subsequently sold 53,267 shares over a period from April 30, 2001 to December 16, 2005 for $1,639,856.42.

On November 24, 2003, the Trust purchased from the Company 107,009 common shares and a warrant to purchase 53,504 shares of common stock of the Company for an aggregate purchase price of $1,000,000, paid in cash from the Trust’s working capital.

On January 27, 2006 the Trust purchased from the Company 533,333 common shares and a warrant to purchase 333,333 shares of common stock of the Company for an aggregate purchase price of $2,880,000, paid in cash from the Trust’s working capital. In addition, the Trust exercised the warrant to purchase 53,504 shares of common stock, which resulted in an additional payment to the Company of $288,924 in cash from the Trust’s working capital on January 27, 2006.

All share numbers have been adjusted for the Company’s one for fifteen reverse stock split effective June 1, 2006.

Item 4.	Purpose of Transaction.

On October 16, 2006, the Company, eMerge Merger Sub, LLC, a Delaware limited liability company (“Merger Sub”), PRIME BioSolutions, LLC, a Delaware limited liability company (“PRIME”), and Prime BioShield, L.L.C., a Nebraska limited liability company (“Shield”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which PRIME will be merged with and into Merger Sub (the “Merger”), with Merger Sub being the surviving entity. In connection with the Merger Agreement, on October 16, 2006, the Trust entered into a voting and lock-up agreement with the Company and PRIME (the “Voting and Lock-Up Agreement”).

Under the Voting and Lock-Up Agreement, the Trust agreed to vote its shares of the Company’s common stock to approve the Merger Agreement, and not to sell or dispose of any of its shares of the Company’s common stock from the date of the Merger Agreement until the closing date of the Merger.

Item 5.	Interest in Securities of the Issuer.

The Trust may be deemed to be the beneficial owner with sole power to vote and dispose of 723,912 shares of common stock, par value $0.01 per share (or 18.0% of the outstanding common stock) as well as 333,333 currently exercisable warrants to purchase common stock (or 8.2% of the outstanding common stock) as calculated in accordance with Rule 13d-3(d).

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Under the Voting and Lock-Up Agreement, the Trust agreed to vote its shares of the Company’s common stock to approve the Merger Agreement, and not to sell or dispose of any of its shares of the Company’s common stock from the date of the Merger Agreement until the closing date of the Merger.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1 Voting and Lock-Up Agreement, dated as of October 16 2006, by and between PRIME BioSolutions, LLC, eMerge Interactive, Inc. and The Biegert Family Irrevocable Trust, Dated June 11, 1998.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 24, 2006	/s/ JUDITH A. ACKLAND
Name: Judith A. Ackland
Title: Trustee